

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-mail
David J. Sorkin
General Counsel
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re:** **KKR & Co. L.P.**
> **Post-Effective Amendment No. 2 to Form S-1 on Form S-3**
> **Filed August 17, 2011**
> **File No. 333-169433**

Dear Mr. Sorkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are relying upon General Instruction I.B.4 of Form S-3 to register the transaction. Please revise your disclosure to indicate, if true, that all of the KKR Group Partnership Units overlying the common units of KKR & Co. L.P. covered by the registration statement are presently outstanding. If you are unable to provide this disclosure, please tell us why you believe you may register the transaction on Form S-3.

2. We note that you are registering the offer and sale of common units of KKR & Co. L.P. that are issuable in exchange for KKR Group Partnership Units. We further note that pursuant to Section 2.1 of the exchange agreement, it appears that the unit holders have the right to exchange their KKR Group Partnership Units for common units of KKR & Co. L.P. at least once per quarter. As described in Question 103.04 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website, when securities are exchangeable within one year, we generally deem an offering of both the overlying security and the underlying security to be taking place. If the offer of the common units of KKR & Co. L.P. were deemed to have commenced privately, prior to the filing of the registration statement, then it appears that you would not be able to complete the issuance of the common units of KKR & Co. L.P. in a registered transaction. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. If you believe that we should not deem the offer of the common units of KKR & Co. L.P. to have commenced privately, please provide us with your analysis in support of this view.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP (via E-mail)